Mail Stop 3561

July 2, 2007

John F. Brock
President and Chief Executive Officer
Coca-Cola Enterprises, Inc.
2500 Windy Ridge Parkway
Suite 700
Atlanta, GA 30339

      **Re:**    **Coca-Cola Enterprises, Inc.**
                 **Form 10-K for Fiscal Year Ended December 31, 2006**
                 **Filed February 16, 2007**
                 **File No. 1-09300**

Dear Mr. Brock:

      We have completed our review of your Form 10-K and have no further comments at this time.

                             Sincerely,

                             Michael Moran
                             Accounting Branch Chief